SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ASAT HOLDINGS LIMITED
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options Under ASAT Holdings Limited Option Plan To Purchase Ordinary Shares,
Par Value $0.01 Per Ordinary Share
(Title of Class of Securities)

00208B105
(CUSIP Number of Class of Underlying Securities)

Harry Rozakis
Chief Executive Officer
ASAT HOLDINGS LIMITED
14th Floor, 138 Texaco Road
Tsuen Wan, New Territories
Hong Kong
(852) 2408-7811

COPY TO:

Anthony Root, Esq.
Milbank, Tweed, Hadley & McCloy LLP
3007 Alexandra House
16 Chater Road, Central
Hong Kong
(852) 2971-4888
(Name, Address, and Telephone Numbers of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$17,500,000	$3,500

*
Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 40,860,025 ordinary shares of ASAT Holdings Limited having an aggregate value of $17,500,000 as of January 23, 2003 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that we expect to acquire pursuant to this offer to exchange. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Form or Registration No.:	Not Applicable.
Filing Party:	Not Applicable.	Date Filed:	Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM	1. SUMMARY TERM SHEET

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated January 24, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM	2. SUBJECT COMPANY INFORMATION

(a)  The name of the issuer is ASAT Holdings Limited or ASAT, a company organized under the laws of the Cayman Islands, and the address of its principal executive office is 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong. ASAT’s telephone number is (852) 2408-7811. The information set forth in the Offer to Exchange under Section 9 – “Information Concerning ASAT” is incorporated herein by reference.

(b)  This Tender Offer Statement on Schedule TO relates to an offer by ASAT to its employees and employees of its subsidiaries, including their officers and certain directors, to exchange all outstanding nonqualified stock options granted under the ASAT Holdings Limited Stock Plan 2000 (the “Plan”) to purchase ordinary shares of ASAT for new nonqualified stock options (the “New Options”). The options submitted for exchange are referred to as the Canceled Options. The New Options will be granted by ASAT under the Plan (the “New Grant Program”), and upon the terms and conditions described in the Offer to Exchange and the related letter of transmittal, as they may be amended from time to time.

As described in greater detail in the Offer to Exchange, the number of ordinary shares subject to the New Options will equal the number of ordinary shares subject to the Canceled Options, subject to adjustments for any stock splits, stock dividends and similar events, as determined by us in our sole discretion. The exercise price of the New Options will be based on the closing sale price of ASAT ordinary shares represented by American depositary shares (“ADSs”) as reported on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) on the day before the date on which the New Options are granted. Each ADS represents five ordinary shares. We note that an application is pending before NASDAQ, pursuant to which ASAT applied for a transfer of the ADSs from the NASDAQ National Market to the NASDAQ SmallCap Market. The information set forth in the Offer to Exchange under “Summary Term Sheet”, Section 1 – “Number of Options; Expiration Date”, Section 5 – “Acceptance of Options for Exchange and Issuance of New Options” and Section 8 – “Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 7 – “Price Range of Ordinary Shares Represented by ADSs Underlying the Options” is incorporated herein by reference. No trading market exists for the options to purchase ASAT ordinary shares.

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ITEM	3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)  ASAT is also the filing person. ASAT’s address and telephone number are set forth in Item 2(a) above. Section 10 – “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” of the Offer to Exchange, which contains information regarding the identity and address of the directors and executive officers of ASAT, is incorporated herein by reference.

ITEM	4. TERMS OF THE TRANSACTION

(a)  The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 – “Number of Options; Expiration Date”, Section 3 – “Procedures for Electing to Participate in the New Grant Program”, Section 4 – “Withdrawal Rights”, Section 5 – “Acceptance of Options for Exchange and Issuance of New Options”, Section 6 – “Conditions of the New Grant Program”, Section 8 – “Source and Amount of Consideration; Terms of New Options”, Section 11 – “Accounting Consequences of the New Grant Program”, Section 12 – “Legal Matters; Regulatory Approvals”, Section 13 – “Material Income Tax Consequences” and Section 14 – “Extension of the New Grant Program; Termination; Amendment” is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 10 – “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

ITEM	5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)  The information set forth in the Offer to Exchange under Section 10 – “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The Plan and the form option grant contract filed herewith as Exhibits (d)(1) and (d)(2) contain information regarding the subject securities.

ITEM	6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)  The information set forth in the Offer to Exchange under Section 2 – “Purpose of the New Grant Program” is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 5 – “Acceptance of Options for Exchange and Issuance of New Options” and Section 11 – “Accounting Consequences of the New Grant Program” is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 2 – “Purpose of the New Grant Program” is incorporated herein by reference.

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ITEM	7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)  The information set forth in the Offer to Exchange under Section 8 – “Source and Amount of Consideration; Terms of New Options” and Section 15 – “Fees and Expenses” is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 6 – “Conditions of the New Grant Program” is incorporated herein by reference.

(d)  Not applicable.

ITEM	8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)  The information set forth in the Offer to Exchange under Section 10 – “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 10 – “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

ITEM	9 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)  The information set forth in the Offer to Exchange under Section 15 – “Fees and Expenses” is incorporated herein by reference.

ITEM	10. FINANCIAL STATEMENTS

(a)  The information set forth in the Offer to Exchange under Section 9 – “Information Concerning ASAT” and Section 16 – “Additional Information”, pages F-4 to F-31 of ASAT’s Annual Report for its fiscal year ended April 30, 2002 filed on Form 20-F, pages 1 to 6 of ASAT’s Quarterly Report on Form 6-K for its fiscal quarter ended July 31, 2002, and pages 1 to 7 of ASAT’s Quarterly Report on Form 6-K for its fiscal quarter ended October 31, 2002 is incorporated herein by reference.

(b)  Not applicable.

ITEM	11. ADDITIONAL INFORMATION

(a)  The information set forth in the Offer to Exchange under Section 10 – “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and Section 12 – “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)  Not applicable.

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ITEM	12. EXHIBITS

(a)	(1)	Offer to Exchange, dated January 24, 2003.
	(2)	Form of Letter of Transmittal.
	(3)	Transcript of Announcement Made to Employees on January 24, 2003.
	(4)	ASAT Holdings Limited’s Annual Report on Form 20-F for its fiscal year ended April 30, 2002, filed with the Securities and Exchange Commission on June 28, 2002 (incorporated herein by reference).
(5)
ASAT Holdings Limited’s Quarterly Report on Form 6-K for its fiscal quarter ended July 31, 2002, filed with the Securities and Exchange Commission on September 16, 2002 (incorporated herein by reference).

(6)
ASAT Holdings Limited’s Quarterly Report on Form 6-K for its fiscal quarter ended October 31, 2002, filed with the Securities and Exchange Commission on December 13, 2002 (incorporated herein by reference).

(b)	Not applicable.

(d)	(1)	ASAT Holdings Limited’s Stock Option Plan 2000.
	(2)	Form of Option Grant Contract.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

(a) Not	applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: January 24, 2003	ASAT Holdings Limited

	By:	/s/ Harry Rozakis
Name: Harry Rozakis Title: Chief Executive Officer

INDEX TO EXHIBITS

(a)	(1)	Offer to Exchange, dated January 24, 2003.
	(2)	Form of Letter of Transmittal.
	(3)	Transcript of Announcement Made to Employees on January 24, 2003.
	(4)	ASAT Holdings Limited’s Annual Report on Form 20-F for its fiscal year ended April 30, 2002, filed with the Securities and Exchange Commission on June 28, 2002 (incorporated herein by reference).
(5)
ASAT Holdings Limited’s Quarterly Report on Form 6-K for its fiscal quarter ended July 31, 2002, filed with the Securities and Exchange Commission on September 16, 2002 (incorporated herein by reference).

(6)
ASAT Holdings Limited’s Quarterly Report on Form 6-K for its fiscal quarter ended October 31, 2002, filed with the Securities and Exchange Commission on December 13, 2002 (incorporated herein by reference).

(b)	Not applicable.

(d)	(1)	ASAT Holdings Limited’s Stock Option Plan 2000.
	(2)	Form of Option Grant Contract.

(g)	Not applicable.

(h)	Not applicable.